EXHIBIT 99.1

UP Fintech Holding Limited Reports Unaudited Second Quarter 2025 Financial Results

Singapore, August 27, 2025 – UP Fintech Holding Limited (NASDAQ: TIGR) (“UP Fintech” or the “Company”), a leading online brokerage firm focusing on global investors, today announced its unaudited financial results for the second quarter ended June 30, 2025.

Mr. Wu Tianhua, Chairman and CEO of UP Fintech stated: “We saw increased user engagement in the second quarter with more diversified products offering and supportive market backdrop, which helped fuel our total revenue to a record high of US$138.7 million, representing a 13.1% quarter-over-quarter increase and a 58.7% year-over-year increase. Our GAAP and non-GAAP net incomes also experienced substantial growth to reach historical level. Net income attributable to ordinary shareholders of UP Fintech was US$41.4 million, up 36.2% from the previous quarter and approximately 15 times higher compared to the same period last year. Non-GAAP net income attributable to ordinary shareholders of UP Fintech reached US$44.5 million, reflecting a 23.5% sequential increase and nearly 8 times growth year-over-year. Our bottom-line items for first half of the year, including operating profit, net income, and non-GAAP net income, all have already surpassed the totals for the entire previous year.

In the second quarter, we added 39,800 new customers with deposits. Year-to-date, we have onboarded over 100,000 new customers with deposits, reinforcing our confidence in achieving our annual target of 150,000 new customers with deposits for 2025. By the end of the second quarter, our total number of customers with deposits reached 1,192,700, representing a 21.4% increase compared to the same quarter last year. Asset inflow remained robust, with net asset inflows of US$3 billion in the second quarter, primarily driven by retail investors. Coupled with a US$3.2 billion mark-to-market gain, led total account balance increase by 13.5% quarter-over-quarter and 36.3% year-over-year, reaching a new high of US$52.1 billion. In the second quarter, we refined our customer acquisition approach by closing channels that did not meet our ROI and payback period standards, ensuring the long-term quality of our user base. As a result, we are pleased to see the average net asset inflow of newly acquired funded clients reached a record high of over US$20,000 this quarter. In particular, average net asset inflow of new clients in Hong Kong and Singapore markets is around US$30,000, contributing to approximately 50% and 20% quarter-over-quarter growth in client assets in these two regions, while other markets also experienced healthy double-digit sequential increases in client assets.

In the second quarter, we continued to roll out new features to broaden our user base. In Singapore, we launched the Central Provident Fund (“CPF”) account trading and Supplementary Retirement Scheme (“SRS”) account trading features in July. These new offerings enable eligible clients to utilize a portion of their CPF Ordinary Account savings and retirement funds to invest in approved financial products, such as selected Singapore-listed stocks, while enjoying tax benefits.

In our Corporate business, we underwrote 7 Hong Kong IPOs and 4 U.S. IPOs in the second quarter, including “Chagee” and “Zhou Liu Fu Jewelry”, and acted as the sole bookrunner for “Smart Digital” and “Julong Holding” U.S. IPOs in the second quarter. In our ESOP business, we added 30 new clients in the second quarter, bringing the total number of ESOP clients served to 663 as of June 30, 2025.”

Financial Highlights for Second Quarter 2025

•
Total revenues were US$138.7 million, an increase of 58.7% year-over-year and an increase of 13.1% quarter-over-quarter.
•
Total net revenues were US$121.4 million, an increase of 64.4% year-over-year and an increase of 12.8% quarter-over-quarter.
•
Net income attributable to ordinary shareholders of UP Fintech was US$41.4 million compared to a net income of US$2.6 million in the same quarter of last year.
•
Non-GAAP net income attributable to ordinary shareholders of UP Fintech was US$44.5 million, compared to a non-GAAP net income of US$5.2 million in the same quarter of last year. A reconciliation of non-GAAP financial metrics to the most comparable GAAP metrics is set forth below.

Operating Highlights for Second Quarter 2025

•
Total account balance increased 36.3% year-over-year to US$52.1 billion.
•
Total margin financing and securities lending balance increased 65.3% year-over-year to US$5.7 billion.
•
Total number of customers with deposit increased 21.4% year-over-year to 1,192,700.

Selected Operating Data for Second Quarter 2025

	As of and for the three months ended
	June 30,	March 31,	June 30,
	2024	2025	2025
In 000’s
Number of customer accounts	2,307.9	2,526.7	2,579.4
Number of customers with deposits	982.3	1,152.9	1,192.7
Number of options and futures contracts traded	12,175.1	20,400.7	22,432.3
In USD millions
Trading volume	105,860.0	217,453.6	284,038.2
Trading volume of stocks	33,504.7	59,453.4	68,184.3
Total account balance	38,188.6	45,861.9	52,056.3

Second Quarter 2025 Financial Results

REVENUES

Total revenues were US$138.7 million, an increase of 58.7% from US$87.4 million in the same quarter of last year.

Commissions were US$64.8 million, an increase of 90.1% from US$34.1 million in the same quarter of last year, due to an increase in trading volume.

Financing service fees were US$2.7 million, a decrease of 5.9% from US$2.9 million in the same quarter of last year, primarily due to decreased interest rates.

Interest income was US$58.7 million, an increase of 32.8% from US$44.2 million in the same quarter of last year, primarily due to the increase in margin financing and securities lending activities of our consolidated account customers.

Other revenues were US$12.5 million, an increase of 100.1% from US$6.3 million in the same quarter of last year, primarily due to the increase of our wealth management service revenue, exchange revenue and IPO distribution income.

Interest expense was US$17.3 million, an increase of 27.7% from US$13.6 million in the same quarter of last year, primarily due to the increase in funding for margin financing and securities lending activities.

OPERATING COSTS AND EXPENSES

Total operating costs and expenses were US$71.0 million, an increase of 2.8% from US$69.0 million in the same quarter of last year.

Execution and clearing expenses were US$5.4 million, an increase of 92.3% from US$2.8 million in the same quarter of last year due to an increase in our trading volume.

Employee compensation and benefits expenses were US$35.8 million, an increase of 25.1% from US$28.6 million in the same quarter of last year, primarily due to an increase of global headcount to support our global expansion.

Occupancy, depreciation and amortization expenses were US$2.7 million, an increase of 29.4% from US$2.1 million in the same quarter of last year, due to the increase in office space and relevant leasehold improvements.

Communication and market data expenses were US$10.4 million, an increase of 17.7% from US$8.8 million in the same quarter of last year due to the increase of IT-related service fees.

Marketing and branding expenses were US$9.9 million, an increase of 54.1% from US$6.4 million in the same quarter of last year, primarily due to higher marketing spending this quarter.

General and administrative expenses were US$6.7 million, a decrease of 66.7% from US$20.2 million in the same quarter of last year due to a decrease in bad debt expense.

NET INCOME attributable to ordinary shareholders of UP Fintech

Net income attributable to ordinary shareholders of UP Fintech was US$41.4 million, as compared to a net income of US$2.6 million in the same quarter of last year. Net income per ADS – diluted was US$0.225, as compared to a net income per ADS – diluted of US$0.016 in the same quarter of last year.

Non-GAAP net income attributable to ordinary shareholders of UP Fintech, which excludes share-based compensation was US$44.5 million, as compared to a US$5.2 million in the same quarter of last year. Non-GAAP net income per ADS – diluted was US$0.241 as compared to a non-GAAP net income per ADS – diluted of US$0.033 in the same quarter of last year.

For the second quarter of 2025, the Company’s weighted average number of ADSs used in calculating non-GAAP net income per ADS – diluted was 187,069,605. As of June 30, 2025, the Company had a total of 2,665,529,727 Class A and B ordinary shares outstanding, or the equivalent of 177,701,982 ADSs.

CERTAIN OTHER FINANCIAL ITEMS

As of June 30, 2025, the Company’s cash and cash equivalents, term deposits and long-term deposits were US$514.0 million, compared to US$396.0 million as of December 31, 2024.

As of June 30, 2025, the allowance balance of receivables from customers was US$11.9 million compared to US$15.3 million as of December 31, 2024.

Updates to Management and Directors

Mr. Lei Fang has tendered his resignation as a director of the company due to personal reasons, effective on August 27, 2025. Mr. Fang’s departure was not the result of any disagreement with the Company.

Conference Call Information:

UP Fintech’s management will hold an earnings conference call at 8:00 AM on August 27, 2025, U.S. Eastern Time (8:00 PM on August 27, 2025 Singapore/Hong Kong Time).

All participants wishing to attend the call must preregister online before receiving the dial-in number. Preregistration may take a few minutes to complete.

Preregistration Information:

Please note that all participants will need to pre-register for the conference call, using the link:

https://register-conf.media-server.com/register/BI7a8072c5f6b6499d9e97bfa2bb091dc1

It will automatically lead to the registration page of “UP Fintech Holding Limited Second Quarter 2025 Earnings Conference Call”, where details for RSVP are needed.

Upon registering, all participants will be provided a confirmation email with a participant dial-in number and personal PIN to access the conference call. Please dial in 10 minutes prior to the call start time using the conference access information.

Additionally, a live and archived webcast of the conference call will be available at https://ir.itigerup.com

Use of Non-GAAP Financial Measures

In evaluating our business, we consider and use non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech and non-GAAP net loss or income per ADS - diluted as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the United States Generally Accepted Accounting Principles (“U.S. GAAP”). We define non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech as net loss or income attributable to ordinary shareholders of UP Fintech excluding share-based compensation. Non-GAAP net loss or income per ADS - diluted is non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech divided by the weighted average number of diluted ADSs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech enables our management to assess our operating results without considering the impact of share-based compensation. We also believe that the use of these non-GAAP financial measures facilitates investors' assessment of our operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expenses that affect our operations. Share-based compensation has been and may continue to be incurred in our business and are not reflected in the presentation of non-GAAP net loss or income attributable to ordinary shareholders of UP Fintech. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-GAAP financial measures should not be considered in isolation or construed as alternatives to total operating costs and expenses, net loss or income attributable to ordinary shareholders of UP Fintech or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review these historical non-GAAP financial measures in light of the most directly comparable GAAP measures. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

About UP Fintech Holding Limited

UP Fintech Holding Limited is a leading online brokerage firm focusing on global investors. The Company’s proprietary mobile and online trading platform enables investors to trade in equities and other financial instruments on multiple exchanges around the world. The Company offers innovative products and services as well as a superior user experience to customers through its “mobile first” strategy, which enables it to better serve and retain current customers as well as attract new ones. The Company offers customers comprehensive brokerage and value-added services, including trade order placement and execution, margin financing, IPO subscription, ESOP management, investor education, community discussion and customer support. The Company’s proprietary infrastructure and advanced technology are able to support trades across multiple currencies, multiple markets, multiple products, multiple execution venues and multiple clearinghouses.

For more information on the Company, please visit: https://ir.itigerup.com.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “may,” “might,” “aim,” “likely to,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements or expressions. Among other statements, the business outlook and quotations from management in this announcement, the Company’s strategic and operational plans and expectations regarding growth and expansion of its business lines, and the Company’s plans for future financing of its business contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties, including the earnings conference call. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively implement its growth strategies; trends and competition in global financial markets; changes in inflation and interest rate; technological advancements; changes in the Company’s revenues and certain cost or expense accounting policies and governmental policies and regulations affecting the Company’s industry and general economic conditions in China, Singapore and other countries. Further information regarding these and other risks is included in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F filed with the SEC on April 23, 2025. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. Further information regarding these and other risks is included in the Company’s filings with the SEC.

For investor and media inquiries please contact:

Investor Relations Contact

UP Fintech Holding Limited

Email: ir@itiger.com

UP FINTECH HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in U.S. dollars (“US$”))

	As of December 31,	As of June 30,
	2024	2025
	US$	US$
Assets:
Cash and cash equivalents	393,576,874	511,943,223
Cash-segregated for regulatory purpose	2,464,683,625	3,585,150,849
Term deposits	1,075,260	643,637
Receivables from customers (net of allowance of US$15,284,002 and US$11,870,467 as of December 31, 2024 and June 30, 2025)	1,052,972,649	1,346,457,578
Receivables from brokers, dealers, and clearing organizations	2,305,740,507	2,721,297,241
Financial instruments held, at fair value	75,547,082	292,523,448
Prepaid expenses and other current assets	17,629,819	19,882,947
Amounts due from related parties	16,720,671	14,811,619
Total current assets	6,327,946,487	8,492,710,542
Non-current assets:
Long-term deposits	1,369,994	1,395,946
Right-of-use assets	10,880,673	13,983,072
Property, equipment and intangible assets, net	15,358,528	15,487,662
Crypto assets held	—	4,242,912
Goodwill	2,492,668	2,492,668
Long-term investments	7,658,809	7,506,842
Equity method investment	10,203,622	10,415,076
Other non-current assets	6,828,553	10,163,369
Deferred tax assets	8,573,135	9,437,718
Total non-current assets	63,365,982	75,125,265
Total assets	6,391,312,469	8,567,835,807
Current liabilities:
Payables to customers	3,574,651,125	5,198,604,193
Payables to brokers, dealers and clearing organizations:	1,914,769,701	2,305,329,394
Accrued expenses and other current liabilities	67,263,254	74,475,222
Lease liabilities-current	4,153,928	6,188,113
Convertible bonds-current	—	160,822,893
Amounts due to related parties	874,331	53,027,188
Total current liabilities	5,561,712,339	7,798,447,003
Convertible bonds	159,505,397	—
Lease liabilities-non-current	5,902,323	7,510,542
Deferred tax liabilities	2,068,661	2,460,052
Total liabilities	5,729,188,720	7,808,417,597
Mezzanine equity
Redeemable non-controlling interest	7,177,668	5,724,721
Total Mezzanine equity	7,177,668	5,724,721
Shareholders’ equity:
Class A ordinary shares	25,427	25,679
Class B ordinary shares	976	976
Additional paid-in capital	619,030,730	627,492,602
Statutory reserve	12,425,463	12,425,463
Retained earnings	37,843,547	112,269,971
Treasury stock	(2,172,819)	(2,172,819)
Accumulated other comprehensive loss	(11,919,310)	3,934,624
Total UP Fintech shareholders’ equity	655,234,014	753,976,496
Non-controlling interests	(287,933)	(283,007)
Total equity	654,946,081	753,693,489
Total liabilities, mezzanine equity and equity	6,391,312,469	8,567,835,807

UP FINTECH HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(All amounts in U.S. dollars (“US$”), except for number of shares (or ADSs) and per share (or ADS) data)
	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2025	2025	2024	2025
	US$	US$	US$	US$	US$
Revenues:
Commissions	34,086,778	58,307,151	64,787,635	61,872,996	123,094,786
Interest related income
Financing service fees	2,905,198	2,560,432	2,734,573	5,737,263	5,295,005
Interest income	44,193,949	53,805,393	58,689,064	88,035,169	112,494,457
Other revenues	6,251,083	7,936,987	12,508,765	10,740,072	20,445,752
Total revenues	87,437,008	122,609,963	138,720,037	166,385,500	261,330,000
Interest expense	(13,581,981)	(15,041,810)	(17,338,435)	(28,371,816)	(32,380,245)
Total Net revenues	73,855,027	107,568,153	121,381,602	138,013,684	228,949,755
Operating costs and expenses:
Execution and clearing	(2,807,006)	(5,338,917)	(5,398,645)	(5,037,869)	(10,737,562)
Employee compensation and benefits	(28,645,229)	(33,805,808)	(35,828,599)	(56,432,447)	(69,634,407)
Occupancy, depreciation and amortization	(2,109,688)	(2,149,308)	(2,729,010)	(4,254,025)	(4,878,318)
Communication and market data	(8,813,405)	(9,794,869)	(10,372,284)	(17,374,887)	(20,167,153)
Marketing and branding	(6,407,744)	(10,867,048)	(9,875,699)	(10,798,731)	(20,742,747)
General and administrative	(20,246,128)	(5,136,346)	(6,747,182)	(25,913,265)	(11,883,528)
Total operating costs and expenses	(69,029,200)	(67,092,296)	(70,951,419)	(119,811,224)	(138,043,715)
Other income (expense):
Others, net	1,405,013	(1,340,064)	(1,361,336)	5,020,232	(2,701,400)
Income before income tax	6,230,840	39,135,793	49,068,847	23,222,692	88,204,640
Income tax expenses	(3,486,260)	(8,549,158)	(7,499,742)	(8,014,557)	(16,048,900)
Net income	2,744,580	30,586,635	41,569,105	15,208,135	72,155,740
Less: net (loss) income attributable to non-controlling interests	(2,479)	11,527	12,018	(20,393)	23,545
Accretion of redeemable non-controlling interests to redemption value	(153,837)	(155,983)	(126,481)	(305,159)	(282,464)
Net income attributable to ordinary shareholders of UP Fintech	2,593,222	30,419,125	41,430,606	14,923,369	71,849,731
Other comprehensive (loss) income, net of tax:
Changes in cumulative foreign currency translation adjustment	(2,909,808)	3,826,640	12,021,961	(7,700,848)	15,848,601
Total Comprehensive (loss) income	(165,228)	34,413,275	53,591,066	7,507,287	88,004,341
Less: comprehensive (loss) income attributable to non-controlling interests	(628)	9,845	8,366	(14,082)	18,211
Accretion of redeemable non-controlling interests to redemption value	(153,837)	(155,983)	(126,481)	(305,159)	(282,464)
Total Comprehensive (loss) income attributable to ordinary shareholders of UP Fintech	(318,437)	34,247,447	53,456,219	7,216,210	87,703,666
Net income per ordinary share:
Basic	0.001	0.012	0.016	0.006	0.027
Diluted	0.001	0.011	0.015	0.006	0.026
Net income per ADS (1 ADS represents 15 Class A ordinary shares):
Basic	0.017	0.173	0.235	0.095	0.408
Diluted	0.016	0.166	0.225	0.094	0.392
Weighted average number of ordinary shares used in calculating net income per ordinary share:
Basic	2,354,432,689	2,634,972,699	2,649,852,622	2,348,450,793	2,642,453,762
Diluted	2,378,752,460	2,767,093,920	2,781,223,175	2,371,490,247	2,773,017,902

Reconciliations of Unaudited Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(All amounts in U.S. dollars (“US$”), except for number of ADSs and per ADS data)

	For the three months ended June 30, 2024				For the three months ended March 31, 2025				For the three months ended June 30, 2025
		non-GAAP				non-GAAP				non-GAAP
	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP	GAAP	Adjustment		non-GAAP
	US$	US$		US$	US$	US$		US$	US$	US$		US$
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
		2,603,648	(1)			5,621,791	(1)			3,079,636	(1)
Net income attributable to ordinary shareholders of UP Fintech	2,593,222	2,603,648		5,196,870	30,419,125	5,621,791		36,040,916	41,430,606	3,079,636		44,510,242

Net income per ADS - diluted	0.016			0.033	0.166			0.198	0.225			0.241
Weighted average number of ADSs used in calculating diluted net income per ADS	158,583,497			158,583,497	184,472,928			184,472,928	185,414,878			187,069,605
(1)
Share-based compensation.